Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED SHARE DIVIDENDS

Our ratio of earnings to fixed charges and our ratio of earnings to fixed charges and preferred share dividends for the periods indicated are set forth below. For purposes of calculating the ratios set forth below, earnings represent net income (loss) from our consolidated statements of operations, as adjusted for fixed charges; fixed charges represent interest expense and preferred share dividends represent income or loss allocated to preferred shares from our consolidated statements of operations.

The following table presents our ratio of earnings to fixed charges and our ratio of earnings to fixed charges and preferred share dividends for the nine-month period ended September 30, 2017 and for the five years ended December 31, 2016 (dollars in thousands):

	For the Nine-Month
	Period Ended		For the Years Ended December 31
	September 30, 2017		2016		2015			2014		2013		2012
Income (loss) from continuing operations (1)	$(154,266)		$(37,879)		$28,593			$(292,830)		$(286,919)		$(168,995)
Add back fixed charges:
Interest expense (2)	58,237		118,792		113,588		#	85,701		70,892		75,317
Earnings before fixed charges and preferred share dividends	$(96,029)		$80,913		$142,181			$(207,129)		(216,027)		(93,678)
Fixed charges and preferred share dividends:
Interest expense	58,237		118,792		113,588			85,701		70,892		75,317
Preferred share dividends	25,730		35,160		32,830			28,993		22,616		14,660
Total fixed charges and preferred share dividends	$83,967		$153,952		$146,418		#	$114,694		$93,508		$89,977

Ratio of earnings to fixed charges	—	(3)	0.68	x	1.25	x		—	(3)	—	(3)	—	(3)
Ratio of earnings to fixed charges and preferred share dividends	—	(4)	0.53	x	0.97	x		—	(4)	—	(4)	—	(4)

(1)

Exhibit 12.1 to the Company's Annual Report on Form 10-K for the year ended December 31, 2016 utilized net income (loss) in the computation of the ratios of earnings to fixed charges and earnings to fixed charges and preferred dividends instead of income (loss) from continuing operations.  This error has been corrected in Exhibit 12.1 in this Quarterly Report on Form 10-Q for the period ended September 30, 2017.

(2)

Exhibit 12.1 to the Company's Annual Report on Form 10-K for the year ended December 31, 2016 excluded investment interest expense from fixed charges for the year ended December 31, 2016.  This error has been corrected in Exhibit 12.1 in this Quarterly Report on Form 10-Q for the period ended September 30, 2017.

(3)

The dollar amount of the deficiency for the nine months ended September 30, 2017 is $154.3 million and for the years ended December 31, 2016, 2014, 2013, and 2012 is $37.9 million, $292.8 million, $286.9 million, and $169.0 million, respectively.

(4)

The dollar amount of the deficiency for the nine months ended September 30, 2017 is $180.0 million and for the years ended December 31, 2016, 2015, 2014, 2013, and 2012 is $73.0 million, $4.2 million, $321.8 million, $309.5 million, and $183.7 million, respectively.